OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1-1-2025 (MM/DD/YY) AND ENDING 12-31-2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Metric Financial LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1180 W Peachtree St NW, Suite 1910
(No. and Street)

ATLANTA	GEORGIA	30339
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SHARON JONES	404-213-6863	sharon@metric-financial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FERRARA CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd Office #122	Hamilton, NJ		08691
(Address)	(City)	(State)	(Zip Code)

8-27-2021	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Jones_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Metric Financial, LLC_____, as of December 31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Sharon Jones*

Title:
CCO_____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

METRIC FINANCIAL LLC

(A Wholly Owner Subsidiary of Grella Management, LLC)

(SEC I.D. No. 8-46684)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended
December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

METRIC FINANCIAL, LLC
Table of Contents
For the Year Ended December 31, 2025

Ferrara CPA
100 Horizon Center Blvd
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
Metric Financial, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Metric Financial, LLC as of December 31, 2025, and the related statements of income, changes in member capital and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Metric Financial, LLC as of December 31, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Metric Financial, LLC's management. My responsibility is to express an opinion on Metric Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Metric Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*), Schedule III, Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Metric Financial, LLC's financial statements.

The supplemental information is the responsibility of Metric Financial, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*), and Schedule III, Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Metric Financial, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
April 3, 2026

METRIC FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash	$	2,840,423
Accounts Receivable		2,569,600
Prepaid deposits and expenses		31,031
TOTAL ASSETS	$	5,441,054

LIABILITIES AND MEMBER EQUITY

LIABILITIES

Accounts Payable, Accrued Expenses and Other Liabilities	$	2,031,343
TOTAL LIABILITIES		2,031,343

Commitments and Contingencies (Note 8)

MEMBER EQUITY		3,409,711
TOTAL LIABILITIES AND MEMBER EQUITY	$	5,441,054

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE

Managing Dealer Revenue	$	1,506,014
Commission Share		6,948,950
Annuities		32,743
Due Diligence Fee		1,271,312
Professional Services		68,604
Interest Income		88,898
Wholesale Fees		958,983
Other Revenue		210,952
Total Revenue		11,086,456

EXPENSES

Commissions	8,010,650
Payroll Expense	720,532
Professional Service Fees	503,680
Technology, Data and Communications	52,281
Occupancy and Utilities	16,800
Travel, Meals & Entertainment	98,028
Insurance	53,226
Other Expenses	133,303
Total Expenses	9,588,500

NET INCOME	$	1,497,956

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY FOR
THE YEAR ENDED DECEMBER 31, 2025

BALANCE AT DECEMBER 31, 2024	$ 3,911,314
Distribution	(1,999,559)
Net Income	1,497,956
BALANCE AT DECEMBER 31, 2025	$ 3,409,711

The accompanying notes are an integral part of these financial statements.

METRIC FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 1,497,956

Adjustments to reconcile net income to net cash used in operating activities

Accounts receivables	(916,230)
Accounts payable, accrued expenses and other liabilities	451,033
CRD Deposit	(5427)
Net cash used in operating activities	(470,624)
Financing Activities:	
Distributions	(1,999,559)
DECREASE IN CASH	(972,227)
CASH AT BEGINNING OF YEAR	3,812,650
CASH BALANCE AT END OF YEAR	$2,840,423

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Metric Financial, LLC. (the Company) is a broker dealer registered with the Securities and Exchange (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides retail broker dealer services for registered representatives and managing broker dealer services including private placements, Mergers and Acquisitions, joint ventures, debt, and equity offerings. The Company does not hold funds or securities for the accounts of its customers.

2. Significant Accounting and Reporting Policies Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company is evaluating new accounting standards and will implement as required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors the bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On December 31, 2025, the Company had no cash equivalents.

Revenue
The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09).

Additionally, the guidance requires the Company adhere to the following model: a) identify the

contract with the customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer which has revenue from retail and managing broker dealer services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 14 percent of its total revenues from a single external customer in 2025.

Managing Dealer Revenue: Managing Broker Dealer revenue is revenue generated from the participation in private placements on a best-efforts basis. Specifically, this means these are private placement transactions in which Metric Financial serves as the Managing Broker Dealer, and works with the issuer to define the terms, structure, and pricing of each offering, prepare the private placement memorandum, subscription documents, and bring in other broker dealers to participate as selling group members in the offering. The terms of the private placement memorandum defines the Company's portion of the revenue for being the managing broker dealer on the offering. Typically, private placement fees are a percentage of the amount invested and recorded based upon the capital commitments obtained as of the closing of a respective placement when all performance obligations to the client have been completed.

Commission Share: Commission Share revenue are commissions derived by our representatives from selling shares of the private placement to investors. Revenues from fees arising from private securities placement in which the Company acts as an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are a percentage of the amount invested and are recorded based upon the capital commitments obtained as of the closing of a respective placement when all performance obligations to the client have been completed.

Annuities: This revenue is generated from new variable annuity applications and policies or trailers on existing annuities for our clients. The Company is paid a concession by the variable annuity insurance carrier for each client that invests in a variable annuity, and the Company receives ongoing trailer fees. Fees are a percentage of the amount purchased and trails are a percentage of net asset value at the end of the quarter and recorded upon payment from the variable annuity insurance company.

Due Diligence Fees: Due Diligence fees are fees that Metric Financial is paid by the Issuer for performing full due diligence reviews of the Issuer and the private placement offering.   The fees are a percentage of the amount invested.

Professional Services: These are revenues that are derived from an agreement with an issuer in which Metric receives a percentage on the money raised in the offering for acting as a strategic adviser.

Wholesale Fees: These are fees earned by bringing in other sellers for private placement offerings. These sellers are called procured selling group members. Revenue is earned upon funding of the private placement. by the investor brought by a procured selling member.

Other Revenue: This represents consulting fee for structuring offerings and doing trend analysis. These fees are typically a flat fee earned once the offering has been on the market for an agreed upon time.

Accounts Receivable

On December 31, 2025, accounts receivable consisted of current billings that were collected in January 2026. Accounts receivables are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collections efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2025, no allowance for uncollectable accounts was deemed necessary. Accounts receivable on January 1, 2025, was $2,569,600.

Fair Value Measurements

Fair Value - FASB ASC 820, Fair Value Measurement and Application, defines fair value as the price that would be received from sales of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Statement establishes a three-level hierarchy of inputs used to measure fair value.

Level 1) Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2) Inputs other than the quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3) Inputs are unobservable inputs such as management's assumption of the default rate among mortgages of a mortgage-backed security.

The Standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of instruments. Fair value measurements are based not on entry prices, but rather on exit prices - the price that would be received to sell the asset or paid to the transfer of the liability. While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to represent fair value of the asset or liability at initial recognition.

Income Taxes
The Company is currently a limited liability company that is taxed as a single member LLC under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through and are taxable to its member. No liability for income tax is reflected in the accompanying financial statements. The Company adheres to ASC 740-10, Uncertainty in income tax. The Company evaluates its tax positions to determine if they are more likely than not to be substantial on examination. A tax position includes entities' status and a decision not to file a return. The Company has evaluated its tax positions and determined that it has no uncertain tax positions.

3. **Related Parties**

Metric Financial LLC is solely owned by Grella Management, LLC. Grella Management, LLC and John E. Grella did not incur any expenses on behalf of Metric Financial, LLC in 2025.

4. **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934 which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregated indebtedness to net capital cannot exceed 1500% or 15:1.

On December 31, 2025, the Company had net capital of $809,080 which was $673,657 in excess of its required minimum net capital of $135,423. The percentage of aggregate indebtedness to net capital was 251%.

5. Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases.* The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement of the lease.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has recorded $16,800 in lease expenses on a short term operating lease for office space on the December 31, 2025, financial statements.

6. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2025.

7. Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2025, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2025, financial statements.

8. Commitments, Contingencies, and Guarantees

The Company does not have any commitments, contingencies, or guarantees, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

METRIC FINANCIAL, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

December 31, 2025

COMPUTATION OF NET CAPITAL

TOTAL MEMBER EQUITY	$ 3,409,711
LESS:	
Non-allowable assets	
Accounts Receivable and CRD Deposit	2,600,631
NET CAPITAL	$ 809,080
Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness)	$ 135,423
EXCESS NET CAPITAL	$ 673,657
AGGREGATE INDEBTEDNESS	$ 2,031,343
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$ 135,423
PERCENTAGE OF NET CAPITAL TO AGGREGATE INDEBTEDNESS	251%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2025.

METRIC FINANCIAL, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2025

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

METRIC FINANCIAL, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2025

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.


Ferrara CPA

100 Horizon Center Blvd

Hamilton, NJ 08691

Tel: 609-865-5391

Fax: 609-435-3422



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To: The Member

Metric Financial, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Metric Financial LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business exclusively to private placements and corporate finance services, and therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. §240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA

Hamilton, New Jersey

April 3, 2026

METRIC FINANCIAL, LLC.

Exemption Report

Metric Financial LLC (the "Company") is a registered broker-dealer subject to Rule l 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to private placements of securities and corporate finance services including mergers and acquisitions, recapitalizations, valuations, fairness opinions, and business and strategic advice and the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Sharon Jones, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Sharon Jones

Title: CCO/FINOP

April 3, 2026